UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _________________________ FORM 6-K _________________________ REPORT OF FOREIGN PRIVATE ISSUER Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 4 February 2026 _________________________ NOVO NORDISK A/S (Exact name of Registrant as specified in its charter) _________________________ Novo Allé DK-2880 Bagsværd Denmark (Address of principal executive offices) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F x Form 40-F o Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes o No x If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82- ________

Contents 1. Letter from the Remuneration Committee Chair 3 2. Remuneration of the Board of Directors 2.1 Highlights 2025 4 2.2 Remuneration composition 4 2.3 Board remuneration benchmark 6 2.4 Board and committee fee levels 2025 6 2.5 Board remuneration in 2025 7 2.6 Shareholdings of Board Members 7 3. Remuneration of Executives 3.1 Highlights 2025 8 3.2 Remuneration composition 8 3.3 Executive remuneration benchmark 11 3.4 Executive remuneration in 2025 12 3.5 Short-term incentive programme 2025 13 3.6 Long-term incentive programme design 16 3.7 Long-term incentive programme 2023 17 3.8 Long-term incentive programmes 2024 and 2025 18 3.9 Shareholdings of executives 20 3.10 Reconciliation against Annual Report 2025 20 4. Remuneration and Company Performance 2021–2025 4.1 Board remuneration 2021–2025 21 4.2 Executive remuneration 2021–2025 22 4.3 Employee remuneration and company performance 2021–2025 24 The Board of Directors' statement on the Remuneration Report 25 Independent auditor's statement on the Remuneration Report 26 This Remuneration Report describes the remuneration received by each member of the Board of Directors and Executive Management of Novo Nordisk A/S as registered with the Danish Business Authority in 2025. The non-registered executives are not covered by this Remuneration Report unless explicitly mentioned. Senior Vice Presidents in the Executive Management are not covered by this Remuneration Report. This Remuneration Report is prepared in accordance with section 139b of the Danish Companies Act and in accordance with the Recommendations on Corporate Governance issued in December 2020 by the Danish Committee on Corporate Governance. ––– Novo Nordisk Remuneration Report 2025 2

1. Letter from the Remuneration Committee Chair On behalf of the Board of Directors, I am pleased to present the Remuneration Report for 2025, which provides an overview of our Board and executive remuneration. 2025 was a year of profound transformation. Our resilience was tested, we sharpened our focus, and we are positioning Novo Nordisk for sustainable success in an increasingly dynamic healthcare landscape. We remain anchored by the same patient focus that founded our company over a century ago. Driven by the demand for our life-changing medicines, we served more than 45.6 million people living with serious chronic diseases in 2025, resulting in global sales and operating profit growth of 10.3% and 6.0% at constant exchange rates, respectively. Within Purpose & Sustainability, Novo Nordisk’s ambition is to achieve net zero environmental impact. In 2025, Novo Nordisk increased its CO2e emissions from operations and value chain activities (Scope 1, 2 and partial Scope 3) by 19% compared to 2024 mainly due to an increase in construction and expansion activities, and an increase in raw material supply. Within Innovation & Therapeutic Focus, the Wegovy® Pill was approved in the US, semaglutide 7.2 mg was submitted in the EU and in the US, CagriSema was submitted for regulatory approval in the US, and the closing of the Akero acquisition and its phase 3 FGF21 analogue in MASH was completed. In diabetes, we successfully completed the phase 2 trial with subcutaneous and oral zenagamtide (amycretin) and the phase 3 trial with CagriSema, REIMAGINE 2. In rare disease, Denecimig (Mim8) was submitted for regulatory approval in the EU and in the US. In November 2025, an Extraordinary General Meeting was held to elect new members of the Board of Directors. The former Chair, Vice Chair and independent Board members stepped down from the Board. Lars Rebien Sørensen was elected Chair, while Britt Meelby Jensen, Stephan Engels and I were elected to the Board. Subsequently, Elisabeth Dahl Christensen, Stephan Engels and Britt Meelby Jensen were elected as members of the Remuneration Committee, and I assumed the role of Chair of this committee. After more than 34 years of exceptional service, Lars Fruergaard Jørgensen stepped down as CEO of Novo Nordisk as of 6 August 2025 and was succeeded by Maziar Mike Doustdar. Maziar Mike Doustdar joined Novo Nordisk in 1992 and has led Novo Nordisk’s International Operations since 2015. The remuneration for Maziar Mike Doustdar was set taking external benchmarking and certain individual considerations into account. In 2025, the total remuneration for Maziar Mike Doustdar as CEO amounted to DKK 20.7 million, of which 31% is not yet finally determined, and 35% is deferred. This includes fixed remuneration from 7 August to 31 December 2025, as well as variable remuneration for the full year 2025. The Board has determined that the short-term incentive for Maziar Mike Doustdar in 2025 will be 24.7% of the maximum incentive, equalling 2.96 months’ base salary. The final performance for the long-term incentive programme for 2023 (LTIP 2023) was 92% of maximum allocation, driven by the significant growth in 2023 and 2024. The performance of LTIP 2024 and LTIP 2025 is tracking below targets, which reflects Novo Nordisk’s reduced financial and operational performance in 2025. Lars Fruergaard Jørgensen’s departure as CEO was handled in accordance with the Remuneration Policy and his contract. The remuneration paid to Lars Fruergaard Jørgensen for the period he served as CEO in 2025 amounted to DKK 22.2 million, salary, pension, benefits and bonus earned during the full notice period amounted to DKK 36.5 million, severance payment amounted to DKK 42.9 million and non-competition compensation amounted to DKK 22.0 million. Lars Fruergaard Jørgensen will retain all potential rights to shares under the LTIP for 2023, 2024 and 2025 and will participate in the LTIP for 2026 on a pro-rata basis, pursuant to the terms and conditions of the respective programmes. The Remuneration Committee finds that the Remuneration Policy effectively aligns executive pay with performance and successful outcomes on our strategic aspirations, to create value for our stakeholders and to drive positive change for our patients. Accordingly, no changes to the Remuneration Policy will be presented for adoption by the Annual General Meeting in March 2026. The Remuneration Committee will continue to monitor developments and ensure that our policy remains aligned with legal requirements, market practices and shareholder expectations. For a general review of the Remuneration Committee's activities in 2025, I recommend consulting the Corporate Governance Report 2025.1 The Remuneration Report 2024 was well received by our shareholders at the Annual General meeting in 2025 (with a 99% advisory vote in favour). This Remuneration Report will be submitted for an advisory vote by the shareholders at the Annual General Meeting in March 2026. As always, we welcome your feedback. Thank you for your continued trust and engagement. Cees de Jong Chair of the Remuneration Committee 1. Available at: https://www.novonordisk.com/about/corporate-governance.html#documents. ––– Novo Nordisk Remuneration Report 2025 / 1. Letter from the Remuneration Committee Chair 3

2. Remuneration of the Board of Directors 2.1 Highlights 2025 Novo Nordisk's Remuneration Policy,1 adopted by the Annual General Meeting in March 2024, provides the framework for the remuneration of the Board of Directors in 2025. The Annual General Meeting in March 2025 approved a 3% increase in the Board remuneration level for 2025, in line with the general salary increase. At the Extraordinary General Meeting in November 2025, seven shareholder-elected Board members did not stand for re- election. Four new Board members were elected, reducing the total number of Board members from 12 to 9. Each Board member will receive remuneration pro rata for the period served. Remuneration paid to Board observers for the period they served is not included in the Remuneration Report. In 2025, the total Board remuneration amounted to DKK 23.8 million (DKK 23.0 million in 2024), with the development primarily reflecting the increase in the Board remuneration level for 2025. In 2025, the Board remuneration did not deviate from the Remuneration Policy. 2.2 Remuneration composition The remuneration of the Board comprises a fixed base fee, a multiplier of the fixed base fee for members of the Board committees, a travel allowance, as well as fees for ad hoc tasks, if relevant. This remuneration structure supports the main focus of the Board on corporate strategy, supervision, organisation and governance, and contributes to the long-term interest of Novo Nordisk. When proposing the fees to be paid to the Board members, the Board refers to market benchmarks and considers the actual role and responsibility of the individual Board member. It is the Remuneration Committee and the Board’s assessment that this approach ensures fees which are fair, not excessive and which support the recruitment of Board candidates with the desired qualifications. 1. Available at: https://www.novonordisk.com/content/dam/nncorp/global/en/investors/irmaterial/agm/2024/remuneration-policy2024.pdf ––– Novo Nordisk Remuneration Report 2025 / 2. Remuneration of the Board of Directors 4

Table 1 below includes an overview of remuneration components for the Board. Table 1 – Remuneration components Remuneration components Board of Directors Remuneration Policy 2025 remuneration Base fee Annual fixed fee with multiplier for Chair and Vice Chair. The base fee increased by 3% in line with the general salary increase. Board committee fee Annual fixed fee based on committee role. The multipliers for the committees were maintained at the same level as in 2024. Travel allowance Fixed travel allowance when travelling to Board meetings or committee- related meetings. The travel allowance increased by 3%. Fee for ad hoc tasks Fixed fee determined for ad hoc tasks assigned by the Board to Board members outside their normal duties. No fees for ad hoc tasks were paid in 2025. Short-term cash-based incentive programme — N/A No stock options, warrants or participation in other incentive schemes were offered to the Board members, except employee-elected Board members, who as employees in Novo Nordisk may be eligible to participate in ordinary cash-based incentive programmes and share programmes.Long-term share-based incentive programme — Social security taxes Payment of contribution to social security taxes imposed by foreign authorities in relation to all Board remuneration components. Novo Nordisk paid social security taxes imposed by foreign authorities in relation to the Board members. Expenses Reasonable expenses for travel and accommodation in relation to meetings and relevant education are reimbursed. Novo Nordisk reimbursed reasonable expenses relating to travel and accommodation for the Board members. Other benefits Other benefits include assistance on tax-related matters for Board members based outside Denmark as well as secretarial support to the Chair. Professional fees in connection with assistance on tax-related matters incurred by Board members based outside of Denmark were reimbursed. The Chair was provided with an office and secretarial support in Novo Nordisk's headquarters in Bagsværd, Denmark. Directors' and officers' liability insurance and indemnification Board members are covered by customary directors' and officers' liability insurance and are indemnified against claims for damages as considered appropriate from time to time and supplemented with a scheme that allows for indemnification of current, former, and future Board members. Novo Nordisk upheld and paid the costs of directors' and officers' liability insurance that apply to Board members. In March 2024, the Annual General Meeting approved an indemnification scheme to cover claims against current, former and future Board members and to indemnify them from and against losses incurred by such Board members and arising out of the discharge of their duties as a Board member of Novo Nordisk. Novo Nordisk did not indemnify its Board members against claims for damages. ––– Novo Nordisk Remuneration Report 2025 / 2. Remuneration of the Board of Directors 5

☰ Novo Nordisk Remuneration Report 2025 / **2. Remuneration of the Board of Directors** 6

2.3 Board remuneration benchmark

Board fees are evaluated annually against relevant benchmarks of Nordic general industry companies, as well as European pharma companies similar to Novo Nordisk in size, complexity and market capitalisation.

The peer groups used to assess the Board remuneration for 2025 were established in May 2025 and remained unchanged from 2024. The same peer groups were also used for executive remuneration benchmarking. The groups comprised the following:

- Nordic general industry peer group - 14 large Nordic companies selected based on market capitalisation and/or revenue: A.P. Møller-Mærsk, Assa Abloy, Atlas Copco, Carlsberg, Coloplast, Equinor, Telefonaktiebolaget LM Ericsson, Kone, Nokia, Novonesis, Sandvik, UPM-Kymmene, Volvo and Ørsted.
- European pharma peer group - eight pharma companies listed in Europe selected based on headcount, revenue, and market capitalisation: AstraZeneca, Bayer, GlaxoSmithKline, Merck KGaA, Novartis, Roche, Sanofi and UCB.

The benchmark of the Board remuneration for 2025 revealed the following positioning:

Table 2 – Market positioning of Board remuneration 2025

Benchmarks	Nordic general industry	European pharma
Chair	Above the upper quartile	In line with lower quartile
Vice Chair	Above the upper quartile	Between lower quartile and median
Member	Slightly above the upper quartile	Slightly below lower quartile
Committees	Above the upper quartile	Ranges from below median to above upper quartile

2.4 Board and committee fee levels 2025

In March 2025, the Annual General Meeting approved the level for Board remuneration 2025 included in tables 3 and 4 below:

Table 3 – Board and committee fee levels 2025

	Chair		Vice Chair		Member	
	Multiplier	DKK	Multiplier	DKK	Multiplier	DKK
Board	4.00	3,460,800	2.00	1,730,400	1.00	865,200
Audit Committee	1.00	865,200	—	—	0.50	432,600
People & Governance Committee	0.50	432,600	—	—	0.25	216,300
Remuneration Committee	0.50	432,600	—	—	0.25	216,300
Research & Development Committee	0.75	648,900	—	—	0.50	432,600

Table 4 – Travel allowances for Board members and committee members 2025

In home country with 5 hours or more of air travel	Outside home country but on home continent	On another continent than the home country
DKK 43,250 per meeting	DKK 43,250 per meeting	DKK 86,500 per meeting

☰ Novo Nordisk Remuneration Report 2025 / **2. Remuneration of the Board of Directors** 7

2.5 Board remuneration in 2025

Table 5 below includes the total remuneration of each Board member in 2025.

Table 5 – Actual remuneration of the Board 2025[1]

DKK million	Current role	Fixed base fee	Fee for ad hoc tasks and committee work	Travel allowance	Total[5]
Lars Rebien Sørensen[2,3]	BC and PGC	0.4	0.1	0.0	0.5
Cees de Jong	BV, RC and AM	0.2	0.1	0.0	0.3
Elisabeth Dahl Christensen[4]	RM	0.9	0.2	0.1	1.2
Stephan Engels	AC, PGM and RM	0.1	0.2	0.0	0.3
Liselotte Hyveled[4]	RDM	0.9	0.4	0.1	1.4
Mette Bøjer Jensen[4]	AM	0.9	0.4	0.1	1.4
Britt Meelby Jensen	RDM and RM	0.1	0.1	0.0	0.2
Kasim Kutay	RDC	0.9	0.6	0.1	1.6
Thomas Rantzau[4]	PGM	0.9	0.2	0.1	1.2
Former Members:					
Helge Lund		3.0	0.4	0.7	4.1
Henrik Poulsen		1.5	0.7	0.1	2.3
Laurence Debroux		0.8	0.9	0.3	2.0
Andreas Fibig		0.8	0.4	0.4	1.6
Sylvie Grégoire		0.8	0.9	0.3	2.0
Christina Law		0.8	0.5	0.5	1.8
Martin Mackay		0.8	0.7	0.4	1.9
Board of Directors in total		**13.8**	**6.8**	**3.2**	**23.8**

BC = Board chair, BV = Board vice chair, AC = Audit Committee chair, AM = Audit Committee member, PGC = People & Governance Committee chair, PGM = People & Governance Committee member, RC = Remuneration Committee chair, RM = Remuneration Committee member, RDC = R&D Committee chair, RDM = R&D Committee member. 1. None of the Board members received remuneration from companies in the Novo Nordisk A/S Group other than Novo Nordisk A/S for this period. 2. Novo Nordisk provides secretarial assistance to the Chair in Denmark. 3. Remuneration to Lars Rebien Sørensen for the period he served as a Board observer is not included in the table above. 4. The employee-elected Board members voluntarily donated the majority of their 2025 Board remuneration to "Medarbejdernes Honorarfond i Novo Gruppen" (the Employees' Honorarium Foundation in the Novo Group), a charitable foundation dedicated to supporting humanitarian and social causes. 5. Excluding social security taxes and other benefits paid by Novo Nordisk amounting in aggregate to less than DKK 1 million.

2.6 Shareholdings of Board Members

As of 31 December 2025, the Board members held shares in Novo Nordisk as follows:

Table 6 – Shareholdings of Board Members

	At the beginning of the year	Additions during the year	Sold/ transferred during the year	At the end of the year	Market value[1] DKK million
Lars Rebien Sørensen[2]	571,746	0	0	571,746	186.0
Cees de Jong[2]	0	0	0	0	0.0
Elisabeth Dahl Christensen	2,466	0	0	2,466	0.8
Stephan Engels[2]	0	6,450	0	6,450	2.1
Liselotte Hyveled	1,216	1,407	0	2,623	0.9
Mette Bøjer Jensen	2,934	0	0	2,934	1.0
Britt Meelby Jensen[2]	460	0	0	460	0.1
Kasim Kutay	519	0	0	519	0.2
Thomas Rantzau	1,514	0	0	1,514	0.5
Board of Directors in total	**580,855**	**7,857**	**0**	**588,712**	**191.6**

1. Calculation of market value is based on the quoted share price of DKK 325.25 at the end of 2025. 2. Lars Rebien Sørensen, Cees de Jong, Stephan Engels and Britt Meelby Jensen were elected in November 2025. For new Board members, shareholdings are included from the day they became members of the Board of Directors.

3. Remuneration of Executives 3.1 Highlights 2025 Novo Nordisk's Remuneration Policy,1 as adopted by the Annual General Meeting 2024, provides the framework for executive remuneration in 2025. The Remuneration Policy applies to executives registered with the Danish Business Authority; however, Novo Nordisk aims to apply a globally consistent approach to remuneration terms for all executives, grounded in the principles of the Remuneration Policy, and tailored as necessary to reflect local legal requirements and prevailing market practices. The remuneration of the registered executives in 2025 did not deviate from the Remuneration Policy. In May 2025, Novo Nordisk announced that Lars Fruergaard Jørgensen would step down as CEO. He remained in the role until 6 August 2025, when he was succeeded by Maziar Mike Doustdar. In 2025, the total remuneration of executives amounted to DKK 193.3 million (DKK 311.1 million in 2024). The remuneration level is a result of the business results and individual performance by the executives. The 38% decrease in total remuneration compared to 2024 is mainly due to a lower payout on the short-term incentive programme for 2025 (STIP 2025) driven by a lower performance on the Commercial Execution and Financials measures, and a lower performance on the long-term incentive programme for 2025 (LTIP 2025) due to a global sales and operating profit growth of 10% and 6% at CER, respectively (compared to a global sales and operating profit growth in 2024 of 26% and 26% at CER, respectively). The total remuneration paid to Maziar Mike Doustdar as CEO in 2025 amounted to DKK 20.7 million2, equivalent to DKK 34.6 million on an annualised basis (DKK 57.1 million paid to the CEO in 2024) of which 31% is not yet finally determined and 35% is deferred. Of the total remuneration, 47% is fixed, and 53% is variable. Based on the annualised remuneration for 2025, the decrease in the CEO's total remuneration from 2024 to 2025 was 39%, and is a result of lower performance across both STIP 2025 and LTIP 2025. Novo Nordisk's operations in the US are no longer part of Novo Nordisk's global aspiration of a minimum 45% representation for each gender in senior leadership positions by the end of 2025. Accordingly, the gender balance target for STIP 2025 and LTIP 2023 (2025 target) and LTIP 2024 has been removed. The STIP 2025 is based on targets aligned with Novo Nordisk's Strategic Aspirations 2025 and on an assessment of individual contributions. As a result of the challenges encountered in 2025, the Board determined that the short-termincentive for the CEO for 2025 was 24.7% of the maximum short-term incentive (69% in 2024) equalling 2.96 months’ base salary. 1. Available at: https://www.novonordisk.com/content/dam/nncorp/global/en/investors/irmaterial/agm/2024/remuneration-policy2024.pdf 2. Including fixed remuneration for the period 7 August to 31 December 2025 and variable remuneration for the full year of 2025. The LTIP 2025 is share-based with a three-year performance period (2025-2027) and a two-year holding period for 40% of the shares (2028-2029). Targets are aligned with Novo Nordisk's Strategic Aspirations 2025. Performance under the programme can only be finally determined after the end of the three-year performance period and full reporting of the performance will be included in the Remuneration Report for 2027. Given the challenges encountered in 2025, the programme is tracking below targets after the first year of the three-year period. Lars Fruergaard Jørgensen was entitled to a 12 months' notice period and to a severance payment equal to 24 months' base salary and pension contribution. Moreover, in connection with his departure, a non-competition clause for 10 months was agreed. The remuneration paid to Lars Fruergaard Jørgensen for the period he served as CEO in 2025 amounted to DKK 22.2 million, salary, pension, benefits and bonus earned during the full notice period amounted to DKK 36.5 million, severance payment amounted to DKK 42.9 million and non-competition compensation amounted to DKK 22.0 million. Lars Fruergaard Jørgensen will retain all potential rights to shares under the LTIP for 2023, 2024 and 2025 and will participate in the LTIP for 2026 on a pro rata basis on the terms and conditions of the respective programmes. 3.2 Remuneration composition Remuneration for executives comprises a base salary, a pension contribution, benefits, a short-term cash-based incentive, a long-term share-based incentive and other components. The fixed remuneration enables executives to make decisions with a long-term perspective without undue considerations of short- or long-term incentives. The variable remuneration is designed to promote performance in line with Novo Nordisk’s strategy. The variable remuneration is based on a number of targets that must be achieved before the incentive is released to the executive. Targets are aligned with short- and long- term strategic priorities in the corporate strategy and thereby ensure that the long-term interests, the sustainability of Novo Nordisk and all stakeholders are considered. When determining the remuneration paid to executives, the Board refers to market benchmarks and considers the balance between fixed and variable pay, as well as the threshold, target and maximum achievement levels determined for variable pay. The Board also considers the individual executives and their roles. It is the Remuneration Committee and the Board’s assessment that this approach is functioning properly and ensures remuneration that is fair, not excessive and which supports the recruitment of qualified candidates for executive roles. ––– Novo Nordisk Remuneration Report 2025 / 3. Remuneration of Executive Management 8

☰ Novo Nordisk Remuneration Report 2025 / **3. Remuneration of Executive Management** 9

Table 7 below includes an overview of the remuneration components for executives.

Table 7 – Remuneration components

Types	Remuneration components	Executives	Remuneration Policy	2025 remuneration
Fixed	Base salary	✓	Base salary levels are determined taking the nature of the individual role, individual considerations, the market positioning, and remuneration conditions at Novo Nordisk into account. Potential annual percentage increases are aligned with those of employees in general, except in specific circumstances. In addition, the base salary is reviewed annually to ensure that it is set at the right level.	The base salary of the registered executives increased by 2.5%, effective as of 1 April 2025, in line with other employees of Novo Nordisk A/S. The base salary for Karsten Munk Knudsen increased additionally by 5%, effective as of 1 April 2025, based on benchmark. In addition, the base salary for Karsten Munk Knudsen was increased by 5% as of 1 January 2025, recognising his increased responsibilities when taking over Corporate Strategy.
	Pension	✓	Pension is based on defined contribution pension schemes and should be aligned with those pension schemes available to the employees locally.	The registered executives were eligible for a defined contribution pension scheme of 10% of the base salary. No registered executives have a prospective entitlement to a defined benefit pension scheme.
	Benefits	✓	Executives receive non-monetary benefits such as company cars, phones etc. Executives domiciled and working in different countries or relocating internationally may receive special allowances and benefits. In addition, executives receive monetary benefits such as anniversary bonuses and they may participate in customary employee benefit programmes, e.g., employee share programmes.	The registered executives received special allowances and benefits in line with the Remuneration Policy.
Variable	Short-term incentive programme (STIP)	✓	The STIP is a one-year short-term cash-based incentive programme linked to the degree of achievement of a number of predefined targets for each executive. The STIP is comprised of individual targets and corporate targets that typically reflect areas such as commercial execution, financials, purpose & sustainability, and innovation & therapeutic focus. The STIP cannot exceed an amount equal to 12 months' base salary per year for the CEO and the executive vice presidents.	The Board assessed that the outcome of the group performance in 2025 is 25.0% of maximum equalling 18.8% of the maximum pay-out. Moreover, the Board assessed the individual performance of the CEO to 23.8% of maximum, cf. table 13 below, resulting in a pay-out of 24.7% of the maximum pay-out equalling 2.96 months' base salary, and the individual performance of the CFO to 22.5% of maximum, cf. table 13 below, resulting in a pay-out of 24.4% of the maximum pay-out, equalling 2.93 months' base salary. See section 3.5 below for further description of the STIP 2025.
	Long-term incentive programme (LTIP)	✓	LTIP is a share-based long-term incentive programme linked to the achievement of a number of predefined targets, typically within commercial execution, financial outlook, purpose & sustainability, and innovation & therapeutic focus. The LTIP has a three-year performance period and a subsequent two-year holding period (50% of the shares). For LTIPs established in 2024 onwards, the two-year holding period requirement has been reduced from 50% to 40% of the shares. The maximum share allocation is 30 months' base salary per year for the CEO and 24 months' base salary per year for the executive vice presidents.	Based on a solid average performance, the final performance of the LTIP 2023 is 92% of maximum allocation, cf. table 17 below, and the performance of the LTIP 2024 and the LTIP 2025 are tracking below targets, cf. tables 19 and 20 below. See section 3.6-3.8 below for further description of the LTIP design, as well as LTIP 2023, LTIP 2024 and LTIP 2025.

☰ Novo Nordisk Remuneration Report 2025 / **3. Remuneration of Executive Management** 10

Table 7 – Remuneration components - continued

Types	Remuneration components	Executive	Remuneration Policy	2025 remuneration
Other	Shareholding requirements	✓	To further align the interests of the shareholders and Executive Management, the CEO should hold Novo Nordisk B shares corresponding to 3 times the annual base salary, and the executive vice presidents should hold shares corresponding to 1.5 times the annual base salary. For executives being promoted or employed from outside of Novo Nordisk, the shareholding requirement is built up over a period of five years.	The executives met the shareholding requirements, cf. table 22 below.
	Recruitment arrangements	✓	When recruiting new executives who are not employed by Novo Nordisk at the time of appointment as an executive, the Board may grant a sign-on arrangement in the form of cash payment, shares, or a share incentive programme.	No sign-on arrangements were granted to registered executives.
	Termination of employment, severance payment and non-compete	✓	Employment may be terminated by Novo Nordisk with 12 months' notice and by the executive with six months' notice. Executives may be entitled to a severance payment of up to 24 months' base salary plus pension contribution depending on the circumstances of the termination of the employment. Executives may be subject to non-competition clauses for a period of up to 12 months.	The registered executives are subject to terms on termination, severance payment and non-competition clauses in line with the Remuneration Policy. Lars Fruergaard Jørgensen was entitled to a 12 months' notice period and to a severance payment equal to 24 months' base salary and pension contribution. Moreover, in connection with his departure, a non-competition clause for 10 months was agreed. Consequently, salary, pension, benefits and bonus earned by Lars Fruergaard Jørgensen during the full notice period amounted to DKK 36.5 million, severance payment amounted to DKK 42.9 million and non-competition compensation amounted to DKK 22.0 million.
	Clawback and malus	✓	Subject to applicable law the Board may decide to, and in some cases must, recover or 'claw-back' incentive compensation. The Board may use its discretion to override the formulaic outcome under the STIP and LTIP and adjust the incentive to an appropriate level.	There was no legal or factual basis on which to exercise claw-back from current or former registered executives The Board did not discretionarily adjust the STIP 2025 or LTIP 2025.
	Directors' and officers' liability insurance and indemnification	✓	Executives are covered by customary directors' and officers' liability insurance and indemnified against claims for damages as considered appropriate from time to time and supplemented with a scheme that allows for indemnification of current, former and future executives.	Novo Nordisk upheld and paid the costs of directors' and officers' liability insurance that apply to executives. In March 2024, the Annual General Meeting approved an indemnification scheme to cover claims against current, former and future executives and to indemnify them against losses incurred by such executives arising out of such person's discharge of duties as an executive in Novo Nordisk. Novo Nordisk did not indemnify its registered executives against claims for damages. During 2025, Novo Nordisk has confirmed coverage under the indemnification scheme in relation to certain executives named in certain specified US class action litigations.

☰ Novo Nordisk Remuneration Report 2025 / **3. Remuneration of Executive Management** 11

3.3 Executive remuneration benchmark

Executive remuneration is evaluated annually against relevant benchmarks of Nordic general industry companies and European pharma companies similar to Novo Nordisk in size, complexity, and market capitalisation.

The peer groups used to assess the executive remuneration for 2025 were established in May 2025 and remained unchanged from 2024. The same peer groups were also used for Board remuneration benchmarking. The groups comprised the following:

- Nordic general industry peer group - 14 Nordic companies selected based on market capitalisation and/or revenue: A.P. Møller-Mærsk, Assa Abloy, Atlas Copco, Carlsberg, Coloplast, Equinor, Telefonaktiebolaget LM Ericsson, Kone, Nokia, Novonesis, Sandvik, UPM-Kymmene, Volvo and Ørsted.

- European pharma peer group - eight pharma companies listed in Europe selected based on headcount, revenue, and market capitalisation: AstraZeneca, Bayer, GlaxoSmithKline, Merck KGaA, Novartis, Roche, Sanofi and UCB.

The benchmark of the CEO and CFO remuneration at 'on-target performance' for 2025 revealed the following positioning:

Table 8 – Market positioning of 2025 remuneration for the CEO and CFO

Benchmarks	Nordic general industry	European pharma
CEO[1]	Above the upper quartile	Below the lower quartile
CFO	Above the upper quartile	Below the lower quartile

1. Based on annualised remuneration for the CEO as of December 2025.


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☰ Novo Nordisk Remuneration Report 2025 / **3. Remuneration of Executive Management** 12

3.4 Executives remuneration in 2025

Table 9 below includes the total remuneration of executives in 2025.

Table 9 – Actual remuneration of executives for 2025[1]

DKK million	Base salary	Pension	Benefits	Short-term incentive	Total[8]	Long-term incentive[9]	Total	Fixed	Variable	Total
Maziar Mike Doustdar - CEO[2, 3]	7.1	0.7	2.0	4.4	14.2	6.5	20.7	9.8	10.9	20.7
Karsten Munk Knudsen - CFO	10.3	1.0	0.3	2.6	14.2	4.5	18.7	11.6	7.1	18.7
Non-registered executives[4, 5]	55.4	7.8	7.7	16.5	87.4	22.5	109.9	70.9	39.0	109.9
Former executives[6]:										
Lars Fruergaard Jørgensen[7]	11.3	1.1	0.2	3.5	16.1	6.1	22.2	12.6	9.6	22.2
Non-registered executives[5]	8.7	0.9	5.7	5.4	20.7	1.1	21.8	15.3	6.5	21.8
Executives in total	**92.8**	**11.5**	**15.9**	**32.4**	**152.6**	**40.7**	**193.3**	**120.2**	**73.1**	**193.3**

1. No executive has received remuneration from entities within the Novo Nordisk A/S Group, except from the company by which they are directly employed. 2. Includes fixed remuneration for Maziar Mike Doustdar for the period 7 August to 31 December 2025 and short-term and long-term incentive, which cover the full year. 3. Benefits includes special allowances and benefits for Maziar Mike Doustdar to support his relocation to Denmark. 4. Effective from 3 April 2025, Thilde Hummel Bøgebjerg was promoted to executive vice president, and effective from 7 August 2025, Emil Kongshøj Larsen was promoted to executive vice president. Amounts included in the remuneration are from the effective date in 2025 with exception of short-term and long-term incentive, which cover the full year. 5. Includes remuneration for Maziar Mike Doustdar for the period until 6 August 2025, Thilde Hummel Bøgebjerg, Ludovic Helfgott, Martin Lange, Emil Kongshøj Larsen, David Moore, Tania Sabroe and Henrik Wulff. Camilla Sylvest stepped down as executive vice president as of 3 April 2025, Marcus Schindler stepped down as executive vice president as of 8 August 2025 and Henrik Wulff stepped down as executive vice president as of 31 December 2025. An amount of DKK 118.5 million is not included in the table above and includes recruitment arrangements received in 2025 by Dave Moore and termination payments, including salary, pension and bonus earned during the full notice period, relating to Camilla Sylvest, Marcus Schindler and Henrik Wulff. 6. Includes remuneration paid to former executives for the period they served as executives. 7. Lars Fruergaard Jørgensen stepped down as CEO on 6 August 2025. Termination payments, including severance payment (DKK 42.9 million), non-competition compensation (DKK 22.0 million) and salary, pension, benefits and bonus earned during the full notice period (DKK 36.5 million) to Lars Fruergaard Jørgensen are not included in the table above. 8. Excluding social security taxes paid amounting to DKK 1.6 million for executives. 9. The LTIP 2025 has a three-year performance period and a subsequent two-year holding period. The value is the cash-amount of the long-term incentive granted in the year using the grant-date market value of Novo Nordisk B shares at the share price of DKK 597.00 in February 2025. This share price is adjusted for the expected dividend. For shares allocated under the LTIP 2025, the number of shares may potentially be reduced or increased depending on whether Novo Nordisk's performance during the three-year performance period is lower or higher compared to targets determined by the Board. The value of LTIP 2025 is based on on-target performance adjusted for the 2025 performance.

The graphs in table 10 below illustrate the 2025 performance of the CEO and CFO compared to minimum, on-target, and maximum performance.

Table 10 – Total 2025 remuneration composition and performance overview of the CEO and CFO


(DKK million)
CEO[1]
Base salary
Pension
Benefits
STI
LTI
90
80
70
60
50
40
30
20
10
0
24
48
82
35
Minimum
Target
Maximum
Actual[2]
CFO
(DKK million)
12
24
41
19

1. The graph includes the annualised remuneration for the CEO
2. The graph does not reflect the potential adjustment of the number of shares allocated in the LTIP 2025 after the three-year performance period.

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The executive remuneration consists of elements that are fixed and variable, finally determined and not finally determined as well as cash and deferred.

Fixed / Variable. Base salary, pension and benefits are fixed remuneration, while STIP and LTIP are variable remuneration dependent on the achievement of pre-defined targets, cf. table 9 above.

Finally determined / Not finally determined. The shares allocated to executives under the LTIP 2025 are subject to a three-year performance period, where the number of shares preliminarily allocated might be reduced or increased. The reduction or increase will depend on whether the actual performance by Novo Nordisk during the three-year performance period is lower or higher than the targets determined by the Board, cf. table 11 below.

Cash / Deferred. Shares allocated to executives under the LTIP 2025, as well as pension, have not been paid out but will be paid out later. Furthermore, the value of LTIP 2025 is subject to changes in the performance period followed by a two-year holding period, cf. table 11 below.

Table 11 – Breakdown of CEO, CFO and former CEO remuneration for 2025 – ratios

DKK million and %	Finally determined	Not finally determined	Total	Cash	Deferred	Total
CEO - Maziar Mike Doustdar	14.2	6.5	20.7	13.5	7.2	20.7
	69%	31%	100%	65%	35%	100%
CFO - Karsten Munk Knudsen	14.2	4.5	18.7	13.2	5.5	18.7
	76%	24%	100%	71%	29%	100%
Former CEO - Lars Fruergaard Jørgensen	16.1	6.1	22.2	15.0	7.2	22.2
	73%	27%	100%	68%	32%	100%

3.5 Short-term incentive programme 2025

The STIP 2025 is a one-year cash-based incentive programme, cf. table 12 below. The maximum pay-out cannot exceed 12 months' base salary for executives. Corporate targets have a weight of 75%, apply to all executives and are aligned to Novo Nordisk's Strategic Aspirations 2025: Commercial Execution, Financials and Purpose & Sustainability, Innovation & Therapeutic Focus. The individual targets have a weight of 25%. The corporate targets are set and progress is assessed by the Board, while the individual targets are set by the Board in relation to the CEO and in turn set by the CEO in relation to the executive vice presidents. Target achievement is assessed by the Board at the beginning of 2026. The performance goals for the non-financial targets have been adjusted from 9 out of 13 to 8 out of 12 because the gender balance target for STIP 2025 has been removed.

Table 12 – Short-term incentive programme – programme design


2025
STIP 2025
25%
Sales performance
25%
Operating profit performance
25%
Non-financial performance
25%
Individual targets
Final evaluation by the end of 2025

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Table 13 below shows the corporate targets set by the Board, and the individual targets for the CEO and CFO, as set by the Board and the CEO respectively, at the beginning of 2025. Threshold and maximum performance targets were set for each metric at the same time. Performance below the threshold level for a metric would result in 0% pay-out for that metric. Performance above the maximum performance target would result in maximum incentive pay-out for that metric. The table also includes the achievement as assessed by the Board at the beginning of 2026.

Table 13 - Short-term incentive programme 2025 for the CEO, CFO and former CEO

Measure	Metric	Weighting	Min	Target	Max	Performance 2025	CEO STIP outcome of maximum pay-out[1]	CFO STIP outcome of maximum pay-out	Former CEO STIP outcome of maximum pay-out[2]
Commercial Execution	Sales growth[3]	25%	15.1%	19.9%	24.7%	10.6%	0.0%	0.0%	0.0%
Financials	Operating profit growth[4]	25%	17.4%	22.3%	27.1%	6.4%	0.0%	0.0%	0.0%
Purpose & Sustainability, and Innovation & Therapeutic Focus[5]	Achievement of strategic initiatives	25%	4 out of 12	8 out of 12	12 out of 12	10 out of 12	18.8%	18.8%	18.8%
Individual performance[6]	Individual targets	25%	Qualitative assessment			23.8% of max (CEO) / 22.5% of max (CFO) / 50% of max (former CEO)	5.9%	5.6%	12.5%
Total		**100%**					**24.7%**	**24.4%**	**31.3%**

1. Maziar Mike Doustdar assumed the position as CEO on 7 August 2025. 2. Lars Fruergaard Jørgensen stepped down as CEO on 6 August 2025. 3. Sales growth in comparable exchange rates. 4. Operating profit growth in comparable exchange rates. 5. For performance within Purpose & Sustainability, and Innovation & Therapeutic Focus, see table 14 below. 6. For individual performance, see table 15 below.

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Table 14 below shows the 2025 performance in achieving the non-financial targets within Purpose & Sustainability, and Innovation & Therapeutic Focus under the STIP 2025. These targets serve as drivers in progressing our strategy and realising Novo Nordisk's Strategic Aspirations 2025.

Table 14 - Short-term incentive programme 2025 - Purpose & Sustainability, and Innovation & Therapeutic Focus

Measure	Metric	Target	Performance 2025	Target achievement
Purpose & Sustainability	**Environmental responsibility:**			
	CO_2e from suppliers committed to renewable power[1,2]	45% committed	Target reached	Yes
	Sustainable supply chain:			
	Initiate process validation for PPV[3] line 1	By Q4 2025	Postponed to Q1 2026	No
Innovation & Therapeutic Focus	**Diabetes care:**			
	Successful readout from phase 3a trial REIMAGINE 3 for CagriSema in Type 2 Diabetes	By Q4 2025	Successful readout	Yes
	Completion of oral zenagamtide (amycretin) phase 2 dose finding study in Type 2 Diabetes	By Q4 2025	Completed	Yes
	Obesity care:			
	First phase 3 clinical trial application (CTA) submission of oral zenagamtide (amycretin) in weight management in the US	By Q4 2025	Submission completed	Yes
	Submission of oral semaglutide Obesity in the US	By Q1 2025	Submission completed	Yes
	Rare Disease:			
	Regulatory submission of Mim8 to FDA	By Q4 2025	Regulatory submission completed	Yes
	Cardiovascular and emerging therapy areas:			
	Recruit 4,600 patients (randomised) to the ziltivekimap phase 3 trial in HFpEF/HFmrEF HERMES	By end of 2025	Recruitment completed	Yes
	Submission of semaglutide MASH indication in the US	By Q1 2025	Submission completed	Yes
	Successful readout from phase 3a trial EVOKE and EVOKE+ for SemaAD	By Q4 2025	Readout not successful	No
	Overall pipeline progression across Therapy Areas:			
	Achieve first human dose or internal approval to initiate first human dose trial for 9 projects within Diabetes or Obesity (with a minimum of 3 in the LEAD portfolio[3])	By end of 2025	Achieved	Yes
	Achieve first human dose or internal approval to initiate first human dose trial for 9 projects outside of Diabetes or Obesity	By end of 2025	Achieved	Yes
Total				**10 out of 12**

1. Classified as an Environmental, Social and Governance (ESG) metric in the context of the Corporate Sustainability Reporting Directive (CSRD). 2. Classified as a climate related target in the context of CSRD.
3. LEAD is a portfolio of Research & Early Development projects based on core biology for the treatment of obesity and diabetes. 3. PPV is a purification plant in Kalundborg, Denmark.

Table 15 below shows the individual performance of the CEO, CFO and former CEO in the STIP 2025, as assessed by the Board. Table 15 – Short-term incentive programme 2025 - Individual performances by the CEO, CFO and former CEO Individual performance Target achievement 2025 performance CEO - Individual targets Maziar Mike Doustdar has successfully stepped into the role as CEO of Novo Nordisk, leading based on the company’s values. From the start, he set a clear strategic direction for the company’s transformation and corporate strategy, collaborated effectively with the Board, his team and the broader organisation, and established a trusted dialogue with external stakeholders. The assessment of the individual performance was negatively impacted by the challenges encountered in 2025 on financial and commercial performance. 23.8% of max CFO - Individual targets Karsten Munk Knudsen continued to demonstrate his skills as an effective and respected CFO of Novo Nordisk. Under his strong personal leadership, his function continued to drive efficiencies in a volatile business environment. The assessment of the individual performance was negatively impacted by the challenges encountered in 2025 on financial performance. 22.5% of max Former CEO - Individual targets In connection with Lars Fruergaard Jørgensen’s departure from Novo Nordisk, the individual performance was fixed at 50% of maximum. 50.0% of max 3.6 Long-term incentive programme design The LTIP is share-based with a three-year performance period and a subsequent two-year holding period, cf. table 16. Targets are set by the Board at the beginning of the performance period and include determining thresholds, on-target level of performance and level of performance to achieve maximum pay-out. The maximum share allocation at grant cannot exceed 30 months’ base salary for the CEO and 24 months’ base salary for the executive vice presidents, hence the LTIP is capped at a number of shares at the time of grant. Financial targets are set by the Board for a three-year period. For the LTIP 2023, the Board set non-financial targets for a one-year period. For the LTIP 2024 and LTIP 2025, the Board set both financial and non-financial targets for three-year periods. All targets are aligned to Novo Nordisk's Strategic Aspirations 2025: Commercial Execution, Financials and Purpose & Sustainability, Innovation & Therapeutic Focus. Target achievement is assessed by the Board. The holding requirement in the two-year holding period is 50% of the vested shares for LTIP 2023 and 40% of the vested shares for the LTIP 2024 and LTIP 2025. Table 16 – Long-term incentive programme – programme design ––– Novo Nordisk Remuneration Report 2025 / 3. Remuneration of Executive Management 16

☰ Novo Nordisk Remuneration Report 2025 / **3. Remuneration of Executive Management** 17

3.7 Long-term incentive programme 2023

Executives in 2023 participated in a long-term incentive programme consisting of a three-year performance period (2023-2025) and a two-year holding period (2026-2027).

The performance goals for the non-financial targets 2025 have been adjusted from 9 out of 13 to 8 out of 12 because the gender balance target for LTIP 2023 (2025 targets) has been removed.

The average annual sales growth performance in 2023-2025 of 24% exceeded the performance level for maximum pay-out resulting in a pay-out of 33%. Likewise, the average annual operating profit growth performance in 2023-2025 of 25% exceeded the performance level for maximum pay-out resulting in a pay-out of the maximum 33%. Finally, the average achievement per year of strategic initiatives resulted in a pay-out of 25%, the maximum being 33%. In total, this resulted in a pay-out of 92% of the maximum for LTIP 2023, cf. table 17, which shows the final reporting on LTIP 2023 against targets as assessed by the Board at the beginning of 2026.

Furthermore, during the performance period (2023-2025) the share price decreased by 32.4%, from DKK 481.00 to DKK 325.25, resulting in a similar decrease in the value of the long-term incentive and thereby aligning the interests of the shareholders and the executives.

The total number of shares to be released to executives at the beginning of February 2026 is specified in table 18 below. No dividend on the shares was paid to the executives during the three-year performance period.

The executives are required to hold 50% of the shares vesting for two years (2026-2027). During the two-year holding period no further performance measures apply.

Table 17 – Long-term incentive programme 2023 - final performance

			Performance							
Measure	**Metric**	**Weighting**	**2023**	**2024**	**2025**	**3-year average**	**Min**	**Target**	**Max**	**LTIP outcome of maximum pay-out**
Commercial Execution	3-year average sales growth[1]	33.3%	35.6%	25.7%	10.3%	23.9%	11%	14%	17%	33.3%
Financials	3-year average operating profit growth[2]	33.3%	43.7%	26.2%	6.0%	25.3%	11%	14%	17%	33.3%
Purpose & Sustainability, and Innovation & Therapeutic Focus	Achievement of strategic initiatives[3]	33.3 %	12 out of 13	12 out of 13	10 out of 12	161[4]	7 in 2023 7 in 2024 4 in 2025	10 in 2023 10 in 2024 8 in 2025	13 in 2023 13 in 2024 12 in 2025	25.4 %
Total		**100 %**								**92%**

1. Sales growth in constant exchange rates. 2. Operating profit growth in constant exchange rates. 3. The non-financial targets for 2025 in the LTIP 2023 are identical to the non-financial targets in the STIP 2025. For performance in 2025 see table 14 above.
4. Index is at a scale of 0 - 200, where index 0 is at the level of performance at threshold and index 200 is at the level of performance at maximum

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Table 18 – Long-term incentive programme 2023 - final allocation of shares

	Preliminary allocation of shares at target (2023)		Performance adjusted allocation of shares at the end of the performance and vesting period (2023-2025)			
Executives	Number of shares at target[1]	Market value at grant (DKK million)[2]	Performance adjustment (shares)	Total number of shares vesting	Market value (DKK million)[3]	Of which share price development 2023-2025 (DKK million)[4]
Maziar Mike Doustdar	11,736	5.3	16,313	28,049	9.1	(3.6)
Karsten Munk Knudsen	11,112	5.1	15,446	26,558	8.7	(3.5)
Non-registered executives[5]	49,176	22.4	68,355	117,531	38.2	(15.3)
Former executives[6]:						
Lars Fruergaard Jørgensen	31,036	14.1	43,140	74,176	24.1	(9.7)
Non-registered executives	9,662	4.4	13,430	23,092	7.5	(3.0)
Executives in total	**112,722**	**51.3**	**156,684**	**269,406**	**87.6**	**(35.1)**

1. The trading unit of the Novo Nordisk B shares listed on NASDAQ Copenhagen was changed from DKK 0.20 to DKK 0.10 as of 13 September 2023. The ADRs listed on the New York Stock Exchange (NYSE) were similarly split as of 20 September 2023. Comparative figures (number of shares and share price) have been restated to reflect the change in trading unit from DKK 0.20 to DKK 0.10. 2. The market value at grant is based on the Novo Nordisk share price of DKK 481.00 in February 2023. The share price is adjusted for expected dividend. 3. The market value of the shares released in 2025 is based on the Novo Nordisk share price of DKK 325.25 at the end of 2025. 4. The share price development 2023-2025 is based on the difference between the share price when granted in February 2023 of DKK 481.00 compared with the share price of DKK 325.25 at the end of 2025. 5. Part is granted to non-registered executives pursuant to their employment terms prior to being appointed as non-registered executives, these shares are not subject to the two-year holding period. 6. Includes executives who resigned or retired after 1 January 2025.

3.8 Long-term incentive programmes 2024 and 2025

Executives were eligible to participate in long-term incentive programmes in 2024 and 2025.

The performance goals for the non-financial targets in LTIP 2024 have been adjusted from 3 out of 6 to 3 out of 5 because the gender balance target for LTIP 2024 has been removed.

Table 19 below shows how performance under the LTIP 2024 is tracking against targets as assessed by the Board at the beginning of 2026. Full reporting of the performance under the LTIP 2024 will be included in the Remuneration Report for 2026, including the non-financial targets for the LTIP 2024, which covers a three-year performance period.

Table 19 – Long-term incentive programme 2024 – interim update regarding ongoing long-term incentive performance cycle

Measure	**Metric**	**Weighting**	**Performance 2024**	**Performance 2025**	**Performance 2026**	**Tracking**
Commercial Execution	3-year average sales growth[1]	33.3%	25.7%	10.3%	N/A	Below target
Financials	3-year average operating profit growth[2]	33.3%	26.2%	6.0%	N/A	Below target
Purpose & Sustainability, and Innovation & Therapeutic Focus	Achievement of strategic initiatives[3]	33.3%		N/A		Around target

1. Sales growth in constant exchange rates. 2. Operating Profit Growth in constant exchange rates. 3. The LTIP 2024 non-financial targets cover the three-year performance period as opposed to the one-year non-financial targets included in the STIP 2024 (as included in the LTIP 2023). Full reporting of the performance under the LTIP 2024 will be included in the Remuneration Report for 2026.

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Table 20 below shows how performance under the LTIP 2025 is tracking against targets as assessed by the Board at the beginning of 2026. Full reporting of the performance under the LTIP 2025 will be included in the Remuneration Report for 2027, including the non-financial targets for the LTIP 2025, which covers a three-year performance period.

Table 20 – Long-term incentive programme 2025 – interim update regarding ongoing long-term incentive performance cycle

Measure	Metric	Weighting	Performance 2025	Performance 2026	Performance 2027	Tracking
Commercial Execution	3-year average sales growth[1]	33.3%	10.3%	N/A	N/A	Below target
Financials	3- year average operating profit growth[2]	33.3%	6.0%	N/A	N/A	Below target
Purpose & Sustainability, and Innovation & Therapeutic Focus	Achievement of strategic initiatives[3]	33.3%		N/A		Around target

1. Sales growth in constant exchange rates. 2. Operating profit growth in constant exchange rates. 3. The LTIP 2025 non-financial targets cover the three-year performance period as opposed to the one-year non-financial targets included in the STIP 2025 (as included in the LTIP 2023). Full reporting of the performance under the LTIP 2025 will be included in the Remuneration Report for 2027.

Table 21 below includes an overview of allocated shares to executives but not yet vested. The table only includes shares preliminary allocated based on first year realised performance as disclosed in this or prior Remuneration Reports. However, the number of shares allocated may be reduced or increased, depending on whether the performance of Novo Nordisk in the respective three-year periods deviates from targets determined by the Board. Moreover, the share price may change. Thus, table 21 below is not an expression of the actual value of each programme.

Table 21 – Long-term incentive programmes 2024 and 2025 – unvested shares

Executives	Long-term incentive programmes[1]	Grant date	Vesting date	Number of shares preliminary allocated[2]	Share price at grant date	Total market value at grant (DKK million)[3]
Maziar Mike Doustdar	2024 Shares allocated	February 2024	February 2027	13,088	812.0	10.0
	2025 Shares allocated	February 2025	February 2028	11,943	597.0	6.5
Karsten Munk Knudsen	2024 Shares allocated	February 2024	February 2027	12,481	812.0	9.6
	2025 Shares allocated	February 2025	February 2028	8,231	597.0	4.5
Non-registered executives	2024 Shares allocated	February 2024	February 2027	54,720	812.0	42.0
	2025 Shares allocated	February 2025	February 2028	41,287	597.0	22.5
Former CEO - Lars Fruergaard Jørgensen	2024 Shares allocated	February 2024	February 2027	31,177	812.0	23.9
	2025 Shares allocated	February 2025	February 2028	18,672	597.0	10.2
Former non-registered executives	2024 Shares allocated	February 2024	February 2027	10,353	812.0	7.9
	2025 Shares allocated	February 2025	February 2028	6,200	597.0	3.4

1. For a description of the LTIP 2024 and LTIP 2025, see section 3.8. 2. For shares allocated under LTIP 2024 and LTIP 2025, the shares may potentially be reduced or increased depending on whether Novo Nordisk's performance during the three-year performance period is higher or lower compared to targets determined by the Board. For LTIP 2024 and LTIP 2025, the maximum share allocation for the CEO is 30 months' base salary and 24 months' base salary for the executive vice presidents. The shares transferred under LTIP 2024 and LTIP 2025 are subject to subsequent two-year holding periods 2027-2028 and 2028-2029, respectively. 3. The share price used to calculate market value at grant (2024: DKK 767.0 and 2025: DKK 544.5) is adjusted for the expected dividend.

☰ Novo Nordisk Remuneration Report 2025 / **3. Remuneration of Executive Management** 20

3.9 Shareholdings of executives

As of 31 December 2025, executives held shares in Novo Nordisk as follows:

Table 22 – Shareholdings of executives

Executives	At the beginning of the year	Additions during the year	Sold/ transferred during the year	At the end of the year	Market value[1] DKK million	Shareholding requirement met[2]
Maziar Mike Doustdar	72,465	36,956	(1,852)	107,569	35.0	Yes
Karsten Munk Knudsen	208,100	30,728		238,828	77.7	Yes
Non-registered executives[3]	441,614	120,136	(123,884)	437,866	142.4	Yes
Executive in total	**722,179**	**187,820**	**(125,736)**	**784,263**	**255.1**	**Yes**

1. Calculation of market value is based on the quoted share price of DKK 325.25 at the end of 2025. 2. The CEO should hold Novo Nordisk B shares corresponding to three times the annual base salary, and executive vice presidents should hold B shares corresponding to one and half times the annual base salary. Basis for calculation of the annual base salary for an individual executive for a given year is typically defined as 12 times monthly base salary as of 1 April in the reporting year. The minimum shareholding requirement is generally phased in over a five-year period following the year of appointment. When an executive's holding of shares is calculated, non-vested shares from the long-term share-based incentive programme are not included, except for unvested shares vested in January/February following the reporting year. 3. Shareholdings of new executives are included from the day they become executives.

3.10 Reconciliation against Annual Report 2025

A reconciliation of total remuneration for executives as given in table 9 of this Remuneration Report and total remuneration for executives included in note 5.4 - Related party transactions in Novo Nordisk's Annual Report 2025 is provided in table 23 below.

Table 23 – Reconciliation against Annual Report 2025

DKK million	2025
Total remuneration for executives (table 9)	193.3
Adjustment to:	
Social security (table 9, footnote 8)	1.6
Termination payments[1] (table 9, footnote 5 and 7)	219.9
Long-term incentive programme[2]	59.3
Total remuneration for executives in note 5.4 in our Annual Report	**474.1**

1. Termination payments also include recruitment arrangements. 2. The amounts of the incentive programme in table 9 of DKK 40.7 million are related to the LTIP 2025. The expense for the long-term incentive programme included in note 5.4 in Novo Nordisk's Annual Report of DKK 100.0 million comprises LTIP 2023, LITP 2024 and LTIP 2025 amortised over the performance period, respectively.

An overview of the ESG impact on the remuneration of the registered executives is provided in table 24 below.

Table 24 – ESG impact on expensed remuneration for the registered executives

	2025	2024
Portion of expensed total remuneration linked to climate related performance	1%[1]	1%
Portion of expensed variable remuneration linked to ESG performance	2%[2]	6%

1. While the performance of the registered executives is not assessed against any specific targets included in the sustainability statement, the remuneration of the registered executives is linked to climate related targets in STIP 2025, LTIP 2023 and LTIP 2025. See table 14, footnote 2 for the climate related target included in the STIP 2025, which is identical to the 2025 climate related targets included in the LTIP 2023. 2. While the performance of the registered executives is not assessed against any specific targets included in the sustainability statement, the remuneration of the registered executives is linked to ESG targets relating to impact on "Patient protection and quality of life", "Climate Change", "Own workforce" in STIP 2025, LTIP 2023, LTIP 2024 and LTIP 2025. See table 14, footnote 1 for ESG targets included in the STIP 2025. ESG targets included in the LTIP 2025 cover a three-year performance period, are tied to Novo Nordisk's aspirations of adding value to society and being a sustainable employer, and will be included in the Remuneration Report for 2027.

☰ Novo Nordisk Remuneration Report 2025 / **4. Remuneration and Company Performance 2021-2025** 21

4. Remuneration and Company Performance 2021–2025

4.1 Board remuneration 2021–2025

A summary of the development of the Board remuneration in the five-year period 2021–2025 is provided in table 25 below.

Table 25 – Board remuneration 2021–2025

DKK million	Election year	2021	2022	2023	2024	2025
Lars Rebien Sørensen	2025					0.5
% change		N/A	N/A	N/A	N/A	N/A
% change annualised[1]		N/A	N/A	N/A	N/A	N/A
Cees de Jong	2025					0.3
% change		N/A	N/A	N/A	N/A	N/A
% change annualised[1]		N/A	N/A	N/A	N/A	N/A
Elisabeth Dahl Christensen[2]	2022	-	0.8	1.1	1.1	1.2
% change		N/A	N/A	38%	0%	9%
% change annualised[1]		N/A	N/A	3%	-	-
Stephan Engels	2025					0.3
% change		N/A	N/A	N/A	N/A	N/A
% change annualised[1]		N/A	N/A	N/A	N/A	N/A
Liselotte Hyveled[2,3]	2022[3]	-	0.8	1.1	1.2	1.4
% change		N/A	N/A	38%	9%	17 %
% change annualised[1]		N/A	N/A	3%	-	-
Mette Bøjer Jensen[2]	2018	0.9	1.2	1.3	1.3	1.4
% change		0%	33%	8%	0%	8%
% change annualised[1]		-	-	-	-	-
Britt Meelby Jensen	2025					0.2
% change		N/A	N/A	N/A	N/A	N/A
% change annualised[1]		N/A	N/A	N/A	N/A	N/A
Kasim Kutay	2017	1.1	1.2	1.3	1.5	1.6
% change		10%	9%	8%	15%	7%
% change annualised[1]		-	-	-	-	-
Thomas Rantzau[2]	2018	0.9	1.0	1.1	1.1	1.2
% change		0%	11%	10%	0%	9%
% change annualised[1]		-	-	-	-	-
Former members:						
Helge Lund[4]	2017[4]	2.8	3.1	3.9	4.3	4.1
% change		4%	11%	26%	10%	(5%)
% change annualised[1]		-	-	-	-	9%
Henrik Poulsen	2021	0.9	2.0	2.4	2.6	2.3
% change		N/A	122%	20%	8%	(12%)
% change annualised[1]		N/A	67%	-	-	1%
Laurence Debroux	2019	1.6	2.0	2.1	2.1	2.0
% change		45%	25%	5%	0%	(5%)
% change annualised[1]		-	-	-	-	9%
Andreas Fibig	2018	1.3	1.4	1.4	1.7	1.6
% change		18 %	8 %	0 %	21 %	(6%)
% change annualised[1]		-	-	-	-	8%
Sylvie Grégoire	2015	1.6	1.8	2.0	2.3	2.0
% change		7%	13%	11%	15%	(13%)
% change annualised[1]		-	-	-	-	(1%)
Christina Law	2022	-	1.3	1.7	1.7	1.8
% change		N/A	N/A	31%	0%	6%
% change annualised[1]		N/A	N/A	(2%)	-	21%
Martin Mackay	2018	1.4	1.7	1.8	2.1	1.9
% change		17%	21%	6%	17%	(10%)
% change annualised[1]		-	-	-	-	3%

1. % change in annualised remuneration is calculated as the difference between i) actual remuneration in the calendar year in which the appointment/retirement occurred adjusted pro rata for period of service to express remuneration for 12 months of membership and ii) actual remuneration in the following year (in case of appointments) or preceding year (in case of retirements). Changes in roles, responsibilities, committee memberships, base fee levels, travel activity, etc. are not adjusted for. 2. Employee-elected members of the Board. 3. From 2014 to 2018 Liselotte Hyveled was a member of the Board and she was elected to the Board again in March 2022. 4. From 2014 to 2015 Helge Lund was a member of the Board and he was elected to the Board again in March 2017. In March 2018 he was elected as Chair of the Board.

☰ Novo Nordisk Remuneration Report 2025 / **4. Remuneration and Company Performance 2021-2025** 22

A summary of the development of the remuneration of the Chair of the Board in the five-year period 2021–2025 is provided in table 26 below.

Table 26 – Remuneration 2021–2025 for the Chair of the Board

DKK million	2021	2022	2023	2024	2025[1]
Base fee	2.2	2.3	2.9	3.3	3.4
Fees for ad hoc tasks and committee work	0.4	0.4	0.4	0.4	0.5
Travel allowance	0.2	0.4	0.6	0.6	0.7
Total	**2.8**	**3.1**	**3.9**	**4.3**	4.6
Change	0.1	0.3	0.8	0.4	0.3
% change	**4%**	**11%**	**26%**	**10%**	**7%**

1. Includes remuneration to Helge Lund and Lars Rebien Sørensen for their respective periods as Chair of the Board of Directors.

4.2 Executive remuneration 2021–2025

A summary of the development of the remuneration of the CEO, CFO and former CEO in the five-year period 2021–2025 is provided in table 27, table 28 and table 29 below.

Table 27 - Remuneration 2021–2025 for the CEO

DKK million	2021	2022	2023	2024	2025[1]	% change
Base salary					7.1	
Pension on base salary					0.7	
Benefits					2.0	
Total base salary, pension, and benefits					**9.8**	**N/A**
Short-term incentive					4.4	N/A
Long-term incentive					6.5	N/A
Total					**20.7**	**N/A**
Change					N/A	
% change					**N/A**	
% change annualised[2]					**N/A**	

1. Includes remuneration paid to Maziar Mike Doustdar for the period he served as CEO. 2. % change in annualised pay is calculated as the difference between estimated pay for full 12 months service in the calendar year in which the appointment/retirement occurred and the actual pay for the following calendar year (in case of appointments) or the preceding year (in case of retirements). The calculation of annualised pay is based on the average actual incentive performance for executives in the given year.

Table 28 - Remuneration 2021–2025 for the CFO DKK million 2021 2022 2023 20241 2025 % change Base salary 6.9 7.1 8.1 9.1 10.3 Pension on base salary 0.7 0.7 0.8 0.9 1.0 Benefits 0.3 0.3 0.3 0.4 0.3 Total base salary, pension, and benefits 7.9 8.1 9.2 10.4 11.6 12% Short-term incentive 4.1 4.7 6.1 6.8 2.6 (62%) Long-term incentive 8.4 8.7 11.1 9.6 4.5 (53%) Total 20.4 21.5 26.4 26.8 18.7 (30%) Change 0.7 1.1 4.9 0.4 (8.1) % change 4% 5% 23% 2% (30%) % change annualised2 — — — — — 1. In 2024, the Annual General Meeting adopted a new Remuneration Policy applicable as of 2024, resulting in increased STIP opportunity for the executive vice presidents and increased LTIP opportunity for the CEO and executive vice presidents. 2. % change in annualised pay is calculated as the difference between estimated pay for full 12 months service in the calendar year in which the appointment/retirement occurred and the actual pay for the following calendar year (in case of appointments) or the preceding year (in case of retirements). The calculation of annualised pay is based on the average actual incentive performance for executives in the given year. Table 29 - Remuneration 2021–2025 for the former CEO1 DKK million 2021 2022 2023 20242 2025 % change Base salary 16.7 17.1 17.9 18.4 11.3 Pension on base salary 1.7 1.7 1.8 1.8 1.1 Benefits 0.3 0.3 0.3 0.3 0.2 Total base salary, pension, and benefits 18.7 19.1 20.0 20.5 12.6 (39%) Short-term incentive 12.6 13.2 17.2 12.7 3.5 (72%) Long-term incentive 27.0 27.8 31.0 23.9 6.1 (74%) Total 58.3 60.1 68.2 57.1 22.2 (61%) Change 1.8 1.8 8.1 (11.1) (34.9) % change 3% 3% 13% (16%) (61%) % change annualised3 — — — — (35%) 1. Includes remuneration paid to Lars Fruergaard Jørgensen for the period he served as CEO. 2. In 2024, the Annual General Meeting adopted a new Remuneration Policy applicable as of 2024, resulting in increased STIP opportunity for the executive vice presidents and increased LTIP opportunity for the CEO and executive vice presidents. 3. % change in annualised pay is calculated as the difference between estimated pay for full 12 months service in the calendar year in which the appointment/retirement occurred and the actual pay for the following calendar year (in case of appointments) or the preceding year (in case of retirements). The calculation of annualised pay is based on the average actual incentive performance for executives in the given year. ––– Novo Nordisk Remuneration Report 2025 / 4. Remuneration and Company Performance 2021-2025 23

☰ Novo Nordisk Remuneration Report 2025 / **4. Remuneration and Company Performance 2021-2025** 24

4.3 Employee remuneration and company performance 2021–2025

A summary of the development of employee remuneration and of company performance in the five-year period 2021–2025 is provided in tables 30 and 31 below.

Table 30 – Employee remuneration 2021–2025[1]

	2021	2022	2023	2024[2]	2025
Average employee remuneration excl. registered executives (DKK million) (parent company)	0.85	0.89	0.97	1.02	1.12
Average remuneration growth (parent company)	1.8%	4.4%	8.6%	5.2%	10.1%
Average employee remuneration excl. registered executives (DKK million) (group)	0.79	0.87	0.93	0.97	1.01
Average remuneration growth (group)	2.9%	10.6%	6.7%	4.6%	4.7%
CEO/Employee ratio (group)	74	69	76	63	37[3]

1. Among other things, the average remuneration is impacted by adjustments to employee related liabilities, severance costs, and for those countries with long notice periods (e.g., Denmark) the timing difference between recognition of the severance costs and the corresponding reduction in the number of employees. Furthermore, the group numbers are impacted by currency fluctuations between the years. 2. With effect from 1 January 2024, only the CEO and CFO are registered as executives with the Danish Business Authority. 3. The CEO/Employee ratio (group) in 2025 was impacted by a lower payout on the short-term incentive programme for 2025, and a lower performance on the long-term incentive programme for 2025.

Table 31 – Company performance 2021–2025

Group	2021	2022	2023	2024	2025
Sales growth as reported	10.9%	25.7%	31.3%	25.0%	6.4%
Sales growth in constant exchange rates (CER)	13.8%	16.4%	35.6%	25.7%	10.3%
Operating profit growth as reported	8.3%	27.6%	37.1%	25.1%	(0.5%)
Operating profit growth in constant exchange rates (CER)	12.7%	14.6%	43.7%	26.2%	6.0%
Total Shareholder Return (TSR)[1]	75.6%	29.5%	50.7%	(9.6%)	(46.4%)

1. Calculated as the share price appreciation from primo to ultimo the year, with reinvestment of dividends at time of pay-out.

Parent company					
Sales growth	11.5%	26.7%	38.9%	32.1%	10.4%
Operating profit growth	1.4%	35.5%	63.5%	39.1%	(5.0%)



William Kleeman lives with haemophilia B in Denmark.

The Board of Directors’ statement on the Remuneration Report Today, the Board of Directors has considered and approved the Remuneration Report of Novo Nordisk A/S for the financial year 1 January - 31 December 2025. The Remuneration Report has been prepared in accordance with section 139b of the Danish Companies Act. In our opinion, the Remuneration Report is in accordance with the Remuneration Policy adopted at the Annual General Meeting 2024, and is free from material misstatement and omissions, whether due to fraud or error. The Remuneration Report will be presented for an advisory vote at the Annual General Meeting 2026. Bagsværd, 4 February 2026 Board of Directors Lars Rebien Sørensen — Chair Cees de Jong — Vice Chair Elisabeth Dahl Christensen Stephan Engels Liselotte Hyveled Mette Bøjer Jensen Britt Meelby Jensen Kasim Kutay Tanja Villumsen ––– Novo Nordisk Remuneration Report 2025 / The Board of Directors´statement on the Remuneration Report 25

Independent auditor’s statement on the Remuneration Report To the shareholders of Novo Nordisk A/S We have examined whether the Remuneration Report for Novo Nordisk A/S for the financial year 1 January - 31 December 2025 contains the information required by section 139b(3) of the Danish Companies Act. We express a conclusion providing reasonable assurance. The Board of Directors' responsibility The Board of Directors is responsible for the preparation of the Remuneration Report in accordance with section 139b(3) of the Danish Companies Act and the Remuneration Policy adopted at the Annual General Meeting. Further, the Board of Directors is responsible for the internal control that the Board of Directors considers necessary to prepare the Remuneration Report without material misstatement and omissions, whether due to fraud or error. Auditor’s responsibility Our responsibility is to express a conclusion on the Remuneration Report based on our examinations. We conducted our examinations in accordance with ISAE 3000, Assurance Engagements Other than Audits or Reviews of Historical Financial Information, and additional requirements under Danish audit regulation to obtain reasonable assurance about our conclusion. Deloitte Statsautoriseret Revisionspartnerselskab applies International Standard on Quality Management 1, ISQM 1, which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. We have complied with the requirements for independence and other ethical requirements of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (IESBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour, and ethical requirements applicable in Denmark. As part of our examinations, we have checked whether the Remuneration Report, to the extent relevant, includes the information required by section 139b(3), items 1-6, of the Danish Companies Act for the remuneration of each registered member of the Executive Management and the Board of Directors. We believe that the procedures performed provide a sufficient basis for our conclusion. Our examinations have not included an examination to verify the accuracy and completeness of the information provided in the Remuneration Report, and therefore we do not express any conclusion in this regard. Conclusion In our opinion the Remuneration Report contains, in all material respects, the information required by section 139b(3) of the Danish Companies Act. Copenhagen, 4 February 2026 Deloitte Statsautoriseret Revisionspartnerselskab Business Registration No 3396 3556 Anders Vad Dons Sumit Sudan State Authorised Public Accountant State Authorised Public Accountant MNE no mne25299 MNE no mne33716 ––– Novo Nordisk Remuneration Report 2025 / Independent auditor's statement on the Remuneration Report 26

Remuneration Report 2025 issued by Novo Nordisk A/S ǀ Novo Alle 1 ǀ DK-2880 Bagsværd ǀ CVR No. 24256790 ǀ +45 4444 8888 (switchboard) ǀ novonordisk.com

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized. Date: February 4, 2026 Novo Nordisk A/S Maziar Mike Doustdar Chief Executive Officer